UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2013

Commission File Number 001-35866

KNOT Offshore Partners LP

(Translation of registrant’s name into English)

2 Queen’s Cross,

Aberdeen, Aberdeenshire

United Kingdom

AB15 4YB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1). Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes  ☐ No  ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously announced in the earnings release of KNOT Offshore Partners LP (the “Partnership”) on August 26, 2013, following discussions with its auditors, the Partnership determined to restate the combined carve-out financial statements of KNOT Offshore Partners LP Predecessor as of and for the year ended December 31, 2012. The purpose of such restatement is to correct certain errors in accounting for expenses associated with the Partnership’s initial public offering (the “IPO”) and reflect on the combined carve-out statement of operations, in general and administrative expenses, such expenses that had previously been deferred and reflected as a reduction on the combined carve-out balance sheet in owner’s equity. The amount of additional general and administrative expenses reflected in the restatement is approximately $3.439 million for the year ended December 31, 2012, resulting in a reduction of net income from $4.184 million previously reported to approximately $0.745 million as restated. Since such expenses were funded from IPO proceeds, as described in the Partnership’s IPO prospectus filed with the Securities and Exchange Commission on April 10, 2013, the restatement has no impact on the cash available for distribution to unitholders.

The restated combined carve-out financial statements of KNOT Offshore Partners LP Predecessor are attached hereto as Exhibit 99.1.

ITEM 2—EXHIBITS

The following exhibit is filed as part of this Report:

99.1	Audited Combined Carve-Out Financial Statements of KNOT Offshore Partners LP Predecessor as of and for the years ended December 31, 2012 and 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date: September 5, 2013

	By:	/s/ ARILD VIK
		Name:	Arild Vik
		Title:	Chief Executive Officer and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Knutsen NYK Offshore Tankers AS

We have audited the accompanying combined carve-out balance sheets of KNOT Offshore Partners LP Predecessor as of December 31, 2012 and 2011, as described in Note 2 (a), and the related combined carve-out statements of operations, comprehensive income (loss), owner’s equity, and cash flows for each of the two years in the period ended December 31, 2012. These combined carve-out financial statements are the responsibility of the Predecessor’s management. Our responsibility is to express an opinion on these combined carve-out financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Predecessor’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Predecessor’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of KNOT Offshore Partners LP Predecessor at December 31, 2012 and 2011, and the combined results of its operations and its cash flows for each of the two years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

As discussed in note 20 to the combined carve-out financial statements, KNOT Offshore Partners LP Predecessor, has been restated for the year ended December 31, 2012, to correct certain errors in accounting for expenses associated with the Partnership’s initial public offering (the “IPO”).

/s/ Ernst & Young AS

Bergen, Norway

February 28, 2013, except as to the restatement discussed in note 20 to the combined carve-out financial statements which is as of September 5, 2013

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